UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                               SCHEDULE 13-G

                 Under the Securities Exchange Act of 1934

                        (Amendment No.            )


                          Comprehensive Care Corporation
                             (Name of Issuer)

                        12 1/2% Convertible Note due 1/1/97
                             and 144A Common Stock
                      (Title of Class of Securities)

                                    NONE
                              (CUSIP Number)




Check the following box if a fee is being paid with this statement XXX (A fee is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SEC 1745 (2/92)

          Name of reporting person: Ryback Management Corporation I.R.S. Identification No. of Above Entity 43-1615580


          Check Appropriate Box  if  a member of a group*


3.       SEC use only


4.       Citizenship or Place of Organization

            Michigan

Number of     5.            Sole Voting Power

Shares                       333,333 shares resulting from the conversion
                                   of 2000M convertible bonds due 1/1/97
                             100,000 shares 144A common stock (to become
                                   fully registered common stock
Beneficially  6.
                            Shared Voting Power

Owned by                         -0-

Each          7.            Sole Dispositive Power

                             333,333 shares resulting from the conversion
                                   of 2000M convertible bonds due 1/1/97
Reporting                    100,000 shares 144A common stock (to become
                                   fully registered common stock

Person With   8.            Shared Dispositive Power


9.   Aggregate Amount Beneficially owned by each reporting person:

     333,333 converted shares held by Lindner Bulwark Fund
     100,000 144A common shares held by Lindner Fund, Inc.

10.  Check Box if the Aggregate amount in Row (9) excludes certain shares


11.  Percent of  Class Represented by Amount in Row  (9)

     20.34% assuming 2,129,419 common shares outstanding

12.  Type of Reporting Person

 IA - Ryback Management Corporation   IV - Lindner Fund, Inc.
 IV - Lindner Bulwark Fund


sec 1745 (6-80)
                         SEE INSTRUCTION BEFORE FILLING OUT!

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                         SEC 13G
                             SECURITIES AND EXCHANGE COMMISSION
                             SCHEDULE 13g Amendment No.
Item 1(a)   Name of Issuer:

            Comprehensive Care Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

           4350 Von Karman Avenue Suite 280
            Newport Beach, CA 92660

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            12 1/2% Convertible Note due 1/1/97
            144A Common Stock

Item 2(e)   CUSIP:

            204620-20-7 underlying common stock cusip

Item 3) If this statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), check whether the person filing is a:

  [X] Investment Company registered under Section 8 of the Investment Company
 Act  (LINDNER FUND, INC.,    LINDNER DIVIDEND FUND, AND LINDNER INVESTMENT
 SERIES)

  [X] Investment Company Adviser registered under Section 203 of the
   Investment Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4   Ownership:
         The Shares listed below were held in a fiduciary capacity by as of January 31, 1995:

(A) Amount beneficially owned: 333,333 converted shares held by Lindner Bulwark Fund and 100,000 144a common stock held by Lindner Fund
(B) Percent of class: 20.34% assuming 2,129,419 shares outstanding
(C) Number of shares as to which such subject COMPANY has:
      (1)sole power to vote or direct to vote: 433,000
      (2)shared power to vote or direct to vote:
      (3)sole power to dispose of or direct disposition of: 433,000
      (4)shared power to dispose or direct disposition of:

 Instruction:  For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).







Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Lindner Bulwark Fund, a registered investment company, would be the beneficial owner of 15.69% of the outstanding common stock if all 2000M of the 12 1/2% bond were converted.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  February 13, 1995


                         /S/  Eric E. Ryback, President
                              Ryback Management Corporation
                              Lindner Fund, Lindner Dividend Fund, Inc.
                              and Lindner Investment Series Trust
                              (314) 727-5305